CUSIP 950240101                   13D




                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. )


                     Wellsford Real Property, Inc.
                           (Name of Issuer)

                    Common Stock, par value $0.01
                    (Title of Class of Securities)


                             950240101
                           (CUSIP Number)


                          Jeffrey A. Altman
                          Peter A. Langerman
                     Franklin Mutual Advisers, LLC
                       51 John F. Kennedy Parkway
                     Short Hills, New Jersey 07078
                             973.912.2042

      (Name, Address and Telephone Number of Person
Authorized to
                  Receive Notices and Communications)



                           March 16, 2000
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER

    3,221,069(See Item 5)

8.  SHARED VOTING POWER

    None (See Item 5)

9.  SOLE DISPOSITIVE POWER

    4,057,569(See Item 5)


10. SHARED DISPOSITIVE POWER

    None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    4,057,569, with power to vote 3,221,069 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    21.4%, with power to vote 19.4% (See Item 5)

14. TYPE OF REPORTING PERSON          IA
Item 1.  Security and Issuer

This Statement relates to the Common Stock (the "Common
Stock ") of Wellsford Real Property, Inc., a Maryland corporation (the "Issuer"). The Issuer's principal executive offices are located at 535 Madison Avenue, New York, NY
10022.

Item 2. Identity and Background

        (a) Name:

            Franklin Mutual Advisers, LLC ("FMA")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

          An investment adviser registered with the U.S.
          Securities and Exchange Commission

            Address of Principal Business/Principal Office:

            51 John F. Kennedy Parkway
            Short Hills, NJ 07078

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting person named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen and, during the last five years, neither the reporting person nor any person listed in Exhibit A attached
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $ 48 million (including brokerage commissions). All such funds were provided by FMA's advisory clients' working capital.

Item 4.  Purpose of Transaction

The securities covered in this statement were originally acquired by FMA's advisory clients for the purpose of investment. Neither FMA nor any executive officer or director of FMA has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMA's clients for the purpose of investment.

On March 16 and 17, 2000, representatives of FMA consulted with representatives of the Issuer concerning the current composition of the Issuer's Board of Directors and possible nominees for election at the 2000 Annual Meeting of Shareholders. The Issuer's representatives indicated that they would recommend to the Board that it include in its slate of nominees certain persons who are not currently serving as directors, including Martin Bernstein, the President of MFP Investors, a private investment firm.

In the future, other than as may be limited by the Agreement dated as of September 19, 1997 entered into between FMA and the Issuer, a copy of which is attached hereto as Exhibit C (the "Standstill Agreement"), FMA may decide to purchase on behalf of its advisory clients additional shares of the Common Stock, or sell part or all of its advisory clients' current holdings of Common Stock.

Other than as may be limited by the Standstill Agreement, FMA's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Except as set forth above and in Item 5 below, neither FMA nor, to the best knowledge of FMA, any executive officer or director of FMA, has any present plans or intentions which would relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934 (the "Act");
or

(ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a-b) The securities reported on herein are beneficially owned by one or more open-end investment companies or other managed accounts of FMA. However, irrevocable proxies with respect to 836,500 of these shares have been granted to a third party unaffiliated with any of the reporting persons herein. Consequently, although FMA's advisory contracts with its clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients, FMA has sole voting power over only 3,221,069 shares of the 4,057,569 shares over which it retains sole investment power. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owner, with respect to investment power, of 4,057,569 shares, representing approximately 24.4%, and with respect to voting power, 3,221,069 shares, representing approximately 19.4%, of the outstanding shares of Common Stock.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than the respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein. Mutual Qualified Fund and Mutual Beacon Fund, each a series of Franklin Mutual Series Fund Inc., an investment company registered under the Investment Company Act of 1940, have an in interest in more than five percent of the class of securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or
Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit A  Executive Officers and Directors of Reporting
Person
Exhibit B  Summary of Transactions Within the Last Sixty
Days
Exhibit C September 18, 1997 Agreement between the Issuer and FMA

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 27, 2000

Franklin Mutual Advisers, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary

Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address

Martin L. Flanagan
Senior Vice President/Chief Financial Officer -FMA
FRI

Leslie M. Kratter
Secretary - FMA
FRI

Kenneth A. Lewis
Controller - FMA
FRI

Jeffrey A. Altman
Senior Vice President - FMA
FMA

Jeff Diamond
Vice President - FMA
FMA

Robert L. Friedman
Senior Vice President and Chief Investment Officer- FMA
FMA

Raymond Garea
Senior Vice President - FMA
FMA

Ephraim Karpel
Vice President - FMA
FMA

Andrea Kraszewski
Vice President - FMA
FMA

Peter A. Langerman
President/Chief Executive Officer/Director - FMA
FMA

Stuart Pistol
Assistant Vice President - FMA

Susan Potto
Vice President - FMA
FMA

Michael F. Price
Chairman - FMA
FMA

Charles R. Sims
Treasurer - FMA
FMA

Lawrence N. Sondike
Senior Vice President - FMA
FMA

Bradley Takahashi
Assistant Vice President - FMA
FMA

David Winters
Senior Vice President - FMA
FMA



FRI    Franklin Resources, Inc.
       777 Mariners Island Blvd.
       San Mateo, CA 94404

Parent Company of Franklin/Templeton Distributors, Inc.,
(the Parent Company of Franklin Mutual Advisers, LLC) and a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual
Series Fund Inc., managed accounts and other investment products.

FMA   Franklin Mutual Advisers, LLC
       51 John F. Kennedy Parkway
       Short Hills, NJ 07078

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

Exhibit B

Summary of Transactions Within the Last Sixty Days

Date      Buy/Sell  No. of Shares  Price

03/07/00    sell      1,500         $8.1875
03/06/00    sell      3,500         $8.1250
Exhibit C

               WELLSFORD REAL PROPERTIES, INC.
                      610 FIFTH AVENUE
                  NEW YORK, NEW YORK  10020





                              September 18, 1997




Franklin Mutual Advisers, Inc.
51 John F. Kennedy Parkway
Short Hills, New Jersey  07078

Ladies and Gentlemen:

          Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), among Value Property Trust, a Maryland real estate investment trust ("VPT"), Wellsford Real Properties, Inc. a Maryland corporation ("Buyer"), and Wellsford Capital Corporation, a Maryland corporation and a wholly owned subsidiary of Buyer ("Merger Subsidiary"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement.

          Pursuant to the Merger Agreement, among other things, on the Closing Date, Merger Subsidiary shall be merged with and into VPT, the separate corporate existence of Merger Subsidiary shall cease, and VPT shall be the successor in the Merger. Except as otherwise set forth in the Merger Agreement, each VPT Share shall, at the Effective Time, be converted into the right to receive the Merger Consideration, which shall include shares of common stock of Buyer ("Buyer Common Stock").

          As of the date hereof, Franklin Mutual Advisers, Inc. and its affiliates and advisory clients (collectively, "FMA") are the owners of 5,606,827 VPT Shares, constituting 49.9% of the issued and outstanding VPT Shares, and also own shares of Buyer Common Stock. In order to induce Buyer to execute and deliver the Merger Agreement and consummate the transactions contemplated thereby, the undersigned hereby agrees as follows:

          1. From and after the date hereof, other than shares of Buyer Common Stock to be received upon consummation of the Merger in accordance with the terms of the Merger Agreement, the undersigned shall not, without Buyer's consent, (i) acquire (whether beneficially or of record), agree to acquire, or make any proposal or offer to acquire, whether pursuant to a merger, tender or exchange offer, other extraordinary transaction or otherwise, for itself or any of its affiliates or advisory clients, any additional shares of Buyer Common Stock which would result in the undersigned having the power to vote more than 25% of the Buyer Common Stock; provided that if Buyer has other voting securities outstanding, more than 25% of the voting securities of Buyer outstanding as of the time of any such acquisition or other transaction, (ii) solicit proxies from shareholders of Buyer, the power to vote, become a "participant" in any "election contest" (as such terms are used in Rule 14a-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to Buyer, or make a communication (other than as required by law) referred to in Rule 14a-1(1)(2)(iv) of the Exchange Act in connection with any election contest or other vote by shareholders of Buyer that could reasonably be considered adverse to Buyer or its Board of Directors, and (iii) form, join or participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the matters described in clauses (i) or (ii) above. Notwithstanding the foregoing, if any shareholder of Buyer acquires more than 25% of the Buyer Common Stock, the references to 25% contained in this paragraph 1 shall be deemed to equal the greater of (x) 25% and (y) the percentage of Buyer Common Stock owned from time to time by such shareholder.

          2.   This Agreement shall terminate upon the
earliest of (i) the termination of the Merger Agreement,
(ii) the date on which the Board of Directors of Buyer recommends or otherwise approves a third party tender or exchange offer to acquire more than 25% of Buyer Common Stock then outstanding, (iii) the date Buyer enters into a definitive agreement with a third party to consummate, or designates (the "Designation"), a third party not to be an "Interested Stockholder" as defined in MGCL Section 3-601(j), allowing such third party to consummate, (A) any tender or exchange offer for more than 25% of the outstanding shares of Buyer Common Stock, (B) any merger or other business combination involving Buyer in which the shareholders of Buyer immediately prior to such transaction own (directly or indirectly) less than 75% of the surviving entity, (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to or involving Buyer or its securities or assets, or (D) an acquisition by any other person or group of any shares of Buyer Common Stock which would result in such person or group having the power to vote more than 25% of the Buyer Common Stock outstanding as of the time of any such acquisition, (iv) the fifth anniversary of Closing Date and (v) such time as neither the current Chairman and President of Buyer are serving as either Chairman or President. Notwithstanding anything to the contrary contained herein, if Buyer makes the Designation, the restrictions on FMA set forth in paragraph 1 above shall not terminate; provided that all references to 25% contained in said paragraph shall be deemed to equal the greater of (x) 25% and (y) the percentage of Buyer Common Stock owned from time to time by the Interested Stockholder as to which the Designation was made.

          3. FMA agrees that no failure or delay by Buyer in exercising any right hereunder shall operate as a waiver thereof, that money damages would not be a sufficient remedy for any breach of this Agreement by FMA or its directors, officers, employees or agents, and that in addition to all other remedies Buyer shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and FMA further agrees to waive and to use its best efforts to cause its directors, officers, employees or agents to waive, any requirement for the securing or posting of any bond in connection with such remedy.

          4.   This Agreement shall be governed by and
construed in accordance with the laws of the State of New
York, without giving effect to its conflict of laws, principles or rules.

          5.   This Agreement may be executed in
counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

          If the foregoing accurately sets forth our understanding, please indicate your acceptance by executing where indicated below.

                         Very truly yours,


                         WELLSFORD REAL PROPERTIES, INC.


                         By:       /S/_________________
                         Name:
                         Title:



Acknowledged and Agreed to as of
the date first above written:


FRANKLIN MUTUAL ADVISERS, INC.


By:       /S/_________________
Name:  Jeffrey Altman
Title: Senior Vice President